

November 22, 2013

Via E-mail
Jeremy Gindro
Chief Executive Officer
Tomichi Creek Outfitters
68798 Highway 50
Sargents, CO 81248

> **Re: Tomichi Creek Outfitters**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-190727**

Dear Mr. Gindro:

We have reviewed your responses to the comments in our letter dated October 31, 2013 and have the following additional comments.

Outside Front Cover of Prospectus, page 2

1. Please revise the reference to the risk factors section to refer to the correct page.

Summary Information and Risk Factors, page 4

2. We note your response to our prior comment 6 and reissue. Please revise to disclose your monthly "burn rate," or how much capital you actually expend per month, in the first full paragraph on page 5. Please also disclose the amount of cash on hand as of the most recent practicable date.

Risk Factors, page 8

Risks Associated with Our Company, page 8

Mr. Gindro is involved in other business activities, page 8

3. Please expand upon the discussion in this section to identify and describe Mr. Gindro's other business activities.

Business Overview, page 18

Product Development, page 19

4. We note your response to our prior comment 9 and reissue in part. Please reconcile your disclosure that you offer hunts that "range from all inclusive day hunts to multiple day hunts," with the disclosure that at the $1,500 level clients "bring all their own gear." It does not appear that your lowest priced service is "all inclusive."

Management's Discussion and Analysis, page 35

Liquidity, page 38

5. The first and second sentences of the second paragraph of this section appear to be repetitive. Please revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 38

6. We note your response to our prior comment 13 and reissue in part. Please revise to provide a brief description of Mr. Gindro's role with Green Tech Enterprises, as well as the reason it was formed. Additionally, it appears that Green Tech Enterprises is categorized as "delinquent" with the Colorado Secretary of State, rather than "dissolved." If true, please revise your disclosure accordingly.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 41

7. We note your response to our prior comment 14 and reissue. It appears that Note 4 has not been revised to reconcile the statement that "the advance is payable on demand and carries no interest" with your disclosure here and elsewhere that Mr. Gindro "does not expect repayment."

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
     Harold P. Gewerter, Esq.
     Law Office of Harold P. Gewerter, Esq., Ltd.